Mail Stop 4561

February 16, 2007

By mail and facsimile to (406) 457-4013

Mr. Peter J. Johnson
Executive Vice President and Chief Financial Officer
Eagle Bancorp
1400 Prospect Avenue
Helena, MT 59601

       Re: **Eagle Bancorp**
               Form 10-KSB for the Fiscal Year Ended June 30, 2006
               Filed September 15, 2006
               File No. 0-29687

Dear Mr. Johnson:

We have reviewed your response dated February 12, 2007 and have the following comment.

Form 10-KSB for the Fiscal Year Ended June 30, 2006:

Consolidated Financial Statements

Note 3 – Securities, page 13

1.   We note your response to our comment letter dated January 17, 2007. Please tell us the following with respect to each corporate preferred stock security that remained in an unrealized loss position as of December 31, 2006:

- how specifically you considered the length of time and extent to which the market value has been less than cost;
- how the market value of the security has correlated to the specific interest rate index to which you believe the security is most closely related during the period that the investment has been in an unrealized loss position;
- how the correlation between the security's market value and interest rates has compared to your expectations and estimates;
- your estimate of the time period considered in evaluating your intent and ability to retain the investment, including the specific forecasted estimate of when the security's market value should equal or exceed your cost basis;

- how you considered that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate;
- how you considered that the depressed market value of the security is not solely attributable to interest rate movements;
- at what point you would conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss, changes in interest rates, differences between your established expectations and the actual changes in market value of the security;
- the significance to your analysis that the preferred stock represents a small percentage of your investment portfolio; and
- the significance to your analysis that the bank is subject t capital requirements of the OTS.

Please refer to FSP 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our web-site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief